Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of GenMark Diagnostics, Inc. for the registration of up to $125,000,000 in aggregate principal amount of GenMark Diagnostics Inc.’s common stock, preferred stock, debt securities, warrants, or units and to the incorporation by reference therein of our reports dated February 23, 2016, with respect to the financial statements of GenMark Diagnostics Inc., and the effectiveness of internal control over financial reporting of GenMark Diagnostics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

June 14, 2016